Exhibit 99.2

WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

December 31, 2007

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 28,827,039

The Company is pleased to announce that it has filed its financial statements and MD&A for the nine months ended October 31, 2007.

The Company recorded revenues of $817,266 for the three months ended October 31, 2007 and $3,982,706 for the nine months ended October 31, 2007. The loss from continuing operations after income tax was $151,762 for the three months ended October 31, 2007 and $229,737 for the nine months ended October 31, 2007. Loss for the three month period ended October 31, 2007 as $130,780 and $234,920 for the nine months ended October 31, 2007.

The decline in the US dollar exchange rate has resulted in a gain of $2,053,336 for the three months ended October 31, 2007 and $3,675,961 for the nine months ended October 31, 2007. A large portion of the foreign exchange gain is from the loan from Pacific Hydro to acquire the Mesa Wind farm. As a result of the Settlement Agreement with Pacific Hydro, the loan and accrued interest payable will be reduced upon repayment of the loan if it is repaid by April 28, 2008.

A detailed analysis of the financial position and operations can be found in the MD&A.

While preparing the financial statements for the nine months ended October 31, 2007, the Company identified errors in its financial statements for the six months ended July 31, 2007 and restated those financial statements accordingly. The errors identified affected the recording of revenues, plant operating expenses, foreign exchange gain, accrued liabilities and the statement of cash flows. The restated unaudited quarterly financial statements and related Management Discussion and Analysis have also been filed on SEDAR.

The error in recording revenues is offset by a corresponding adjustment to plant operating costs due to the failure to eliminate all of the inter-company transactions.

As a result of these adjustments, revenues declined from $3,693,881 to $3,165,440, plant operating costs decreased from $1,767,444 to 998,904, foreign exchange gain decreased from $1,778,471 to $1,622,625 and the loss for the six months declined from $188,122 to $104,140.

Western Wind Energy is the largest producing pure wind energy, publicly traded company (non-income trust) in North America. Western Wind Energy currently produces 34.5 MW of energy from over 500 wind turbine generators located in Southern California. Western Wind also has over 155 MW of expansion power sales agreements with the associated projects in the late stage of development. In addition, Western Wind Energy has a credible pipeline of over 1,300 MW of site locations in the State of California.

Western Wind currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 154.5 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 26-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

Jeffrey J. Ciachurski
Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.